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                               June 28, 2024

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Ethereum Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, NY 10017

                                                        Re: VanEck Ethereum
Trust
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-255888

       Dear Jan F. van Eck:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Refer to your response to prior comment 3. Please disclose how you intend to notify
                                                        Shareholders if a
Liquidity Provider chooses to terminate its participation or if an
                                                        Additional Liquidity
Provider is added.
       Due To The Unregulated Nature And Lack Of Transparency, page 29

   2.                                                   We note the use of the
term    unregulated    when referring to certain digital asset and ETH
                                                        trading platforms.
Please revise to qualify your use of this term by clarifying that such platforms may be
subject to regulation in a relevant jurisdiction but may not be complying. Similarly
revise the third and fifth bullet points in the carryover risk factor on page 25, the third to
last bullet point of the summary risk factor on page 10, and the first
 Jan F. van Eck
VanEck Ethereum Trust
June 28, 2024
Page 2
      paragraph in Note 7 on page Appendix F-5.
Digital Asset Markets In The United States, page 49

3. Please remove the first three sentences of the carryover paragraph beginning at the bottom of page 49 as this disclosure lacks the appropriate context for the referenced statements.
Limits on ETH Supply, page 70

4. You state that approximately 120 million ETH were outstanding as of April 30, 2024, and approximately 1,700 ether are issued per day. Please update this information throughout as of June 30, 2024, or the most recent practicable date. Similarly update the price of ETH and information relating to the Ethereum Exchanges comprising the Benchmark Rate.
       Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                           Sincerely,
FirstName LastNameJan F. van Eck
                                                           Division of
Corporation Finance
Comapany NameVanEck Ethereum Trust
                                                           Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Clifford R. Cone, Esq.
FirstName LastName